Exhibit 99.1
TRANSITION THERAPEUTICS INC.
ANNUAL INFORMATION FORM
For the year ended
June 30, 2007
September 19, 2007

TABLE OF CONTENTS

PRELIMINARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Recent Developments	8
Trends	8
Acquisitions and Dispositions	9
BUSINESS OF THE CORPORATION	9
General	9
Technology	10
ELND-005/AZD-103 Technology	10
I.N.T.™ Technology	11
I.E.T. Technology	13
Product Pipeline	14
Next Steps	14
Regulatory Approval Process for Therapeutic Drugs	15
Manufacturing	16
Product Marketing Strategy	17
Specialized Skills and Knowledge	17
Competitive Conditions	18
Alzheimer’s Disease	18
Diabetes	18
Intellectual Property	19
RISKS AND UNCERTAINTIES	20
Financial and Human Resources	20
History of Operating Losses	21
Competition	21
Patent Protection	21
Pre-Clinical and Clinical Testing	22
Regulatory Environment	22
Potential Product Liability	22
Volatility of Share Price	23
Dependence on Third Parties	23
Technologies May Become Obsolete	23
Other Risks	23
DIVIDENDS	23
DESCRIPTION OF CAPITAL STRUCTURE	24
MARKET FOR SECURITIES	24
Trading Price and Volume	24
ESCROWED SECURITIES	25
DIRECTORS AND EXECUTIVE OFFICERS	25
Securities Holdings	27
AUDIT COMMITTEE	28
Audit Committee Charter	28
Composition of the Audit Committee	28

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Relevant Education and Experience	28
Pre-Approval Policies and Procedures	29
External Auditor Service Fees	29
TRANSFER AGENTS AND REGISTRAR	30
MATERIAL CONTRACTS	30
INTERESTS OF EXPERTS	30
ADDITIONAL INFORMATION	30
TECHNICAL GLOSSARY	32
APPENDIX A AUDIT COMMITTEE CHARTER	34

PRELIMINARY
This Annual Information Form should be read in conjunction with the “Caution Regarding Forward-Looking Statements” below.
Unless otherwise stated, the information presented in this Annual Information Form is as of September 19, 2007. The Corporation’s fiscal year ends on June 30.
In July 2007, the Corporation completed the consolidation of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares. As a result of this consolidation, the number of Common Shares, warrants and options, related exercise prices and basic and diluted loss per Common Share have been retroactively adjusted to reflect the consolidation. Unless otherwise indicated all share prices have been multiplied by a factor of 9 and all Common Shares outstanding have been divided by a factor of 9 to give effect to the share consolidation.
All funds are stated in Canadian dollars unless otherwise indicated.
For a description of certain terms used in this Annual Information Form, please refer to the “Technical Glossary”.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Information Form and the MD&A incorporated herein by reference contain certain forward-looking statements relating, but not limited to operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Information Form unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.
Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and partnership revenues or other revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities; (iii) clinical trial timing and results; (iv) adequately protecting proprietary information and technology from competitors; (v) regulatory approvals; (vi)

successfully competing in the targeted markets; and (vii) maintaining third party relationships, including key personnel, and key collaborators.
By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this Annual Information Form and all other information included in or incorporated by reference in this Annual Information Form before making investment decisions with regard to the securities of the Corporation.
CORPORATE STRUCTURE
Name, Address and Incorporation
Transition Therapeutics Inc. (the “Corporation”) was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its Common Shares. On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares.
The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.
Intercorporate Relationships
In June 2007, the Corporation completed the acquisition of all of the issued and outstanding shares of NeuroMedix Inc. (“NeuroMedix”). On July 1, 2007, NeuroMedix was amalgamated into Waratah Pharmaceuticals Inc. (“Waratah”), a wholly owned subsidiary of the Corporation.
The Corporation has two wholly-owned subsidiaries, Waratah which is incorporated under the Canada Business Corporations Act and Transition Therapeutics Leaseholds Inc. (“Leaseholds”) which is incorporated under the Business Corporations Act (Ontario).

The chart below illustrates the corporate structure as at September 19, 2007:
For purposes of this Annual Information Form, unless the context indicates otherwise, references to the “Corporation” refers to the Corporation together with its subsidiaries. Waratah’s principal business activity is to develop and commercialize its Alzheimer’s compound ELND-005/AZD-103 and to develop and commercialize products from a patented technology termed Islet Neogenesis Therapy (“I.N.T.TM”). Leaseholds is a company which holds the lease for the Corporation’s facilities.

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
In July 2004, the Corporation announced that it received approval of its Clinical Trial Application (“CTA”) from Health Canada to begin a Phase II human trial for its first Interferon Enhancing Therapy (“I.E.T.”) product, MS-I.E.T., in patients with multiple sclerosis (“MS”). MS-I.E.T. combines interferon-β with the Corporation’s enhancing agent, EMZ701, with the goal of enhancing patient outcomes with no added toxicities.
In August 2004, the Corporation announced the signing of a licensing agreement (the “Licensing Agreement”) with Novo Nordisk A/S (“Novo Nordisk”) to develop its I.N.T.TM technology for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk:
•	received exclusive worldwide rights to the Corporation’s I.N.T.TM technology, except for I.N.T.TM for transplantation;

•	made up-front and committed to make milestone payments to the Corporation which, assuming all development milestones were achieved, would total U.S.$48 million;

•	made an additional equity investment in the Corporation of $6 million;

•	would pay commercial milestone payments and royalty payments on future net sales to the Corporation; and

•	assumed all costs for the development of the licensed GLP1-I.N.T.TM technology.
The Licensing Agreement also provided for the Corporation to continue advancing programs that were already in clinical development, specifically E1-I.N.T.TM. This Licensing Agreement was amended in July 2006. Please refer below for a description of the terms of the amendment.
Under the Licensing Agreement, Novo Nordisk purchased 555,556 Common Shares at a price of $10.80 per Common Share on August 27, 2004.
In September 2004, the Corporation announced the commencement of clinical development of its interferon enhancer, EMZ702, for treating hepatitis C patients. Strong anti-viral data in hepatitis surrogate models indicate that EMZ702 in combination with standard interferon alpha and ribavirin (a triple combination therapy known as HCV-I.E.T.) could provide a therapeutic benefit to the nearly 45% of hepatitis C patients who do not respond to current hepatitis C treatments and have no therapeutic options available.
Effective October 4, 2004, the Corporation completed the sale of its wholly-owed subsidiary, Stem Cell Therapeutics Inc. (“SCT”), to Stem Cell Therapeutics Corp. for an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income. To date the Corporation has received total payments of $1,200,000.
Also in October 2004, the Corporation received clearance from the United States Food and Drug Administration (“FDA”) to initiate an exploratory Phase IIa clinical trial for E1-I.N.T.™ in type 1 diabetes patients. This clinical trial evaluated the efficacy, safety, and tolerability of a 28-day course of daily E1-I.N.T.™ treatments with a six-month follow-up. Under the Licensing Agreement, the

Corporation agreed to fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Corporation for costs incurred.
In November 2004, the Corporation acquired a 17% interest in Alzheimer’s focused Ellipsis Neurotherapeutics Inc. (“ENI”), with the potential to increase its interest to approximately 52% through stock conversion by ENI shareholders and consideration for the Corporation’s management services. Under the terms of the agreement, the Corporation received 2.4 million ENI common shares, in exchange for 98,328 Common Shares, $1 million in cash and 4,000,000 exchange rights (the “Exchange Rights”). In addition, the Corporation also had the potential to earn up to 1,600,000 ENI common shares over the 24 months subsequent to November 2004, through the achievement of milestones associated with the Corporation’s management services in the development of ENI products. ENI included the Exchange Rights as part of a unit sold to new private and institutional ENI shareholders who have invested $4 million in cash in exchange for 4,000,000 units. Each unit consists of one ENI common share and one Exchange Right. Each Exchange Right allowed the holder to convert one ENI common share into 0.0918 of a Common Share of the Corporation, until they expired on February 4, 2006.
In January 2005, the Corporation received clearance from the FDA to initiate a clinical trial for its lead diabetes product, E1-I.N.T.™, in type 2 diabetes patients. Under the Licensing Agreement, the Corporation agreed to fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Corporation for costs incurred.
In January 2005, patient enrolment commenced for a Phase II clinical trial of the Corporation’s Interferon Enhancing Therapy, MS-I.E.T., in patients with multiple sclerosis.
In April 2005, the Corporation received approval from Health Canada for a Phase I/II clinical trial in hepatitis C patients with its Interferon Enhancing Therapy, HCV-I.E.T.
In November 2005, the Corporation acquired the Optimol™ Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Corporation to identify and optimize lead compounds in considerably less time than the current industry standard. In addition, the Corporation acquired a pipeline of lead drug candidates targeting osteoporosis and cancer as well as a discovery program identifying drug candidates to five of the most sought-after disease targets in clinical development.
In December 2005, preliminary data from the exploratory Phase IIa trial for the Corporation’s diabetes regenerative therapy, E1-I.N.T.™ in type 1 diabetes patients was announced. Three of the first four patients completing the four week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.
In January 2006, the Corporation completed an offering for 1,730,556 Common Shares at a price of $6.21 per Common Share for net cash proceeds of $9,648,600.
In January 2006, the Corporation increased its equity position in ENI to 33.2%. On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Corporation issuing 137,733

Common Shares in exchange for 1,500,000 common shares of ENI. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.
In March 2006, the Corporation acquired the remaining 66.8% of ENI that it did not already own. This remaining interest was acquired in exchange for 2,109,479 Common Shares. In addition, ENI shareholders are entitled to a series of payments, contingent on ELND-005/AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Common Shares at then market prices and a royalty of up to 1% on net sales of ELND-005/AZD-103 product.
In March 2006, the Corporation signed an exclusive license agreement to a patent portfolio for the use of GLP-1 analogues in the treatment of type 1 diabetes. The patent portfolio includes two US patents (US#6,989,148 and US#6,899,883) and the claims in these issued US patents cover the use of GLP-1 analogues alone or in combination with insulins for the treatment of type 1 diabetes.
In June 2006, the Corporation announced that Nature Medicine, one of the world’s leading peer reviewed medical journals, has published an online version of a publication of preclinical studies with lead Alzheimer’s disease drug candidate, ELND-005/AZD-103.
In July 2006, Novo Nordisk and the Corporation signed an amendment to the Licensing Agreement in respect of E1-I.N.T.TM and GLP1-I.N.T.TM to restate the rights and responsibilities of the parties. Novo Nordisk retained exclusive, worldwide rights to the E1-I.N.TTM program and the Corporation regained exclusive ownership and rights to all other I.N.T.TM programs, including GLP1-I.N.T.TM The financial terms of the amended Licensing Agreement remain the same, where Transition is entitled to receive future E1-I.N.T.™ developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.™ products.
The Corporation is currently advancing the clinical development of E1-I.N.T.™ for type I and type II diabetes. Novo Nordisk is in receipt of the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.™. Following such a decision the Corporation will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.™ clinical development costs since August 2004.
In August 2006, the Corporation announced study data from the Phase I/II clinical trial of Interferon Enhancing Therapy, HCV-I.E.T., in hepatitis non-responder patients. The study data demonstrated that 6 of 21 (28%) of the hepatitis C non-responder patients that were treated for 12-weeks had a greater than 99% reduction of virus levels (2 log 10 decrease). These six patients that achieved a 99% reduction in viral levels received between 4-12 weeks of treatment with the triple combination therapy suggesting that shorter duration of treatment or lower doses of EMZ702 may be equally effective.
In August 2006, the Corporation announced results from a Canadian Phase I trial of ELND-005/AZD-103 in healthy volunteers. The study showed that ELND-005/AZD-103 has a favourable pharmacokinetic profile that supports the targeted therapeutic dosing levels for ELND-005/AZD-103. The safety data indicated that ELND-005/AZD-103 was well tolerated by all subjects. The Corporation also received FDA clearance to commence a US Phase I study examining higher doses of ELND-005/AZD-103.

The Corporation and the Juvenile Diabetes Research Foundation International (“JDRF”) entered into an agreement, effective September 13, 2006, in which the JDRF agrees to provide funding to assist in the development of GLP1-I.N.T.™ over a two year period. Under the agreement, the JDRF has agreed to contribute milestone driven payments of up to US$4 million to the Corporation. In return for the funding, the JDRF may receive a multiple of up to five times the funding provided in the form of 5% of GLP1-I.N.T.™ revenues received by the Corporation prior to the time of product regulatory approval with the balance being paid over a five year period following regulatory approval.
On September 27, 2006, the Corporation and Elan Pharma International Limited (“Elan”) signed a US$200 million global collaboration agreement to develop and commercialize the Corporation’s Alzheimer’s disease product, ELND-005/AZD-103. Under the terms of the agreement, Transition received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of ELND-005/AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization.
In November 2006, the Corporation completed a private placement of 2,986,867 Common Shares at a price of $8.37 per Common Share, for net cash proceeds of $23,964,751, from two funds managed by Great Point Partners, LLC.
In March 2007, the Corporation released positive interim data from E1-I.N.T.™ Phase IIa clinical trials in type 1 and type 2 diabetes patients. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.™ significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (“TZD”). In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
In April 2007, the FDA granted “Fast Track” designation to the investigational drug candidate ELND-005/AZD-103 which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.
In June 2007, the Corporation completed the acquisition of Neuromedix Inc. a central nervous system (“CNS”) focused biotechnology company. The Corporation issued a total of 685,951 Common Shares as consideration for 100% of the NeuroMedix common shares. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007.
In June 2007, the Corporation filed a Registration Statement on Form 40-F in connection with the filing of the Corporation’s listing application for the NASDAQ Stock Market. The Form 40-F filing was made with the United States Securities and Exchange Commission to apply for registration of the Corporation’s Common Shares in the United States.

Later in June 2007, the Corporation announced final results from an exploratory Phase IIa E1-I.N.T.™ clinical trial. A four week therapy with E1-I.N.T.™ lead to sustained reductions in blood glucose levels for six months post-treatment in type 2 diabetes patients. In the E1-I.N.T.™ treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months two to six post-treatment. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™ These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.™ therapy could provide patients significant clinical benefit in excess of six months.
Recent Developments
In July 2007, the Corporation consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares outstanding.
Also in July 2007, the Corporation completed a private placement financing issuing 1,736,107 Common Shares at a price of $14.40 per Common Share, raising net cash proceeds of $23,976,404 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston-based investment management company.
In August 2007, the Corporation’s Common Shares began trading on the NASDAQ Capital Market, under the symbol “TTHI”. The Coroporation’s Common Shares continue to trade on the Toronto Stock Exchange under the symbol “TTH” in addition to NASDAQ.
In August 2007, the Corporation announced completion of multiple Phase I clinical studies with Alzheimer’s disease drug candidate ELND-005/AZD-103. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and Cerebrospinal fluid (“CSF”) that were shown to be effective in animal models for Alzheimer’s disease.
Trends
The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.
The Corporation has tried to address these industry challenges by combining new technologies with existing drugs or well-known compounds that can create new drugs with improved properties. By addressing the inadequacies of the original compounds and drawing from existing data, such as animal and/or human study data, the Corporation hopes to substantially reduce the risks, costs and timeframe of discovery and drug development.

Ultimately, the success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.
The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2008, the Corporation expects to:
•	Commence Phase II clinical studies with ELND-005/AZD-103 in Alzheimer’s disease patients through its collaboration with Elan.

•	Perform additional human safety and tolerability clinical studies with gastrin in preparation for Phase II studies with gastrin or gastrin combinations in diabetes patients.

•	Enter into partnerships for the development and commercialization of gastrin-based therapies for diabetes.
Acquisitions and Dispositions
During the year ended June 30, 2007, the Corporation acquired all the outstanding shares of Neuromedix, Inc. as discussed above under “Three Year History”.
BUSINESS OF THE CORPORATION
Market sizes appearing in this Annual Information Form are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.
General
The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.
The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation’s product pipeline.
This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments, royalties, and profit sharing arrangements for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.
The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling its burn rate. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.
Technology
The Corporation currently has two lead technologies in development: ELND-005/AZD-103 for the treatment of Alzheimer’s disease and I.N.T.™ for the treatment of diabetes.
ELND-005/AZD-103 Technology
The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis, and others.
The Product
The Alzheimer’s disease lead product, ELND-005/AZD-103, is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as cognitive function. ELND-005/AZD-103 breaks down neuro-toxic fibrils, allowing amyloid peptides to clear the brain rather than form amyloid plaques, a hallmark pathology of Alzheimer’s disease.
Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/AZD-103 in healthy volunteers. Approximately 110 subjects have been exposed to ELND-005/AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. In these studies, ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008.
Alzheimer’s Disease — The Disease and the Market Opportunity
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As

Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.
The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.
Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.
I.N.T.™ Technology
The Corporation’s I.N.T.™ technology is a patented diabetes therapy which offers a new paradigm in the treatment of diabetes. I.N.T.™ is based on the discovery that a short course of injections of two naturally occurring growth factors can regenerate insulin producing cells in the body. The goal of I.N.T.™ is to achieve islet replacement through the endogenous stimulation of islet cells in the patient’s own pancreas by reactivating the process of islet neogenesis. I.N.T.™ is expected to offer substantial advantages over current treatments for diabetes, avoiding the risks of both hypoglycemia and hyperglycemia, and the need for constant insulin injections. Under the amended Licensing Agreement, Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.TTM program and the Corporation retains exclusive ownership and rights to all other I.N.T.TM programs, including GLP1-I.N.T.TM
The Products
E1-I.N.T.TM is a combination of EGF analogue (“E1”) and gastrin analogue (“G1”). The Corporation has completed two Phase I clinical trials for this product. In October 2004 and January 2005, the Corporation received clearance to initiate two exploratory Phase IIa clinical trials for E1-I.N.T.™ in patients with type 1 and type 2 diabetes, respectively, in the United States. These clinical trials evaluated the efficacy, safety, and tolerability of a 28-day course of daily E1-I.N.T.TM treatments with a six-month follow-up.
In March 2007, the Corporation announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.™ significantly lowered blood glucose levels for patients using metformin with/without TZD’s. Type 2 diabetes patients showed improvements in multiple important measures of blood glucose control including haemoglobin A1c (HbA1c) and fasting blood glucose. The HbA1c levels (a measure of blood glucose control over time) decreased by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months two and three post-treatment, respectively, in type 2 diabetes patients with baseline HbA1c levels greater than or equal to 7%. In the type 1 diabetes study, six of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
In June 2007, the Corporation announced final results from the exploratory Phase IIa E1-I.N.T.™ clinical trial. In this study, a four week therapy with E1-I.N.T.™ lead to sustained reductions in blood glucose levels for six months post-treatment in type 2 diabetes patients. In the E1-I.N.T.™ treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months two to six post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with E1-I.N.T.™ therapy. This data is consistent with the increased glucose control observed in diabetes animal models where a short treatment with E1-I.N.T.™ resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.™ therapy could provide patients significant clinical benefit in excess of six months.
This clinical data supports the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.™ (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will continue the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.
GLP1- I.N.T.TM is a proprietary combination that utilizes the regenerative and blood glucose control properties of GLP-1 analogues together with G1’s ability to induce differentiation and regeneration of new insulin-producing cells from islet precursor stem cells. Pre-clinical efficacy studies show that G1 in combination with exendin-4 and other GLP-1 analogues is more effective at reducing blood glucose levels relative to any of these analogues alone in a widely accepted diabetes animal model. This data demonstrates the ability of G1 to enhance the regenerative efficacy of GLP-1 analogues and offers the potential to extend the use of GLP-1 analogues in combination with G1 as a regenerative therapy for the treatment of type 1 and type 2 diabetes. The Corporation will perform additional safety and tolerability studies in humans in preparation for Phase II clinical development. As described above, the Corporation has entered into an agreement with the JDRF to provide up to

US$ 4 million in financial support for the clinical development of GLP1- I.N.T.™ over the next two years into Phase II clinical studies.
Diabetes — The Disease and the Market Opportunity
Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.
Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.
Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.
With I.N.T.™ targeting the market segments of insulins (which had global sales of over US$7 billion in 2005) and oral anti-diabetic medications (which had global sales in excess of US$10 billion in 2005), the market opportunity for a product such as I.N.T.™ is clear.
I.E.T. Technology
The goal of the Corporation’s I.E.T. technology was to provide therapeutic benefit for those patients with MS or hepatitis C that did not respond to their current interferon therapy. This technology combines interferon with the Corporation’s proprietary enabling technology. The Corporation is currently deploying its financial and human resources to advance its leading programs for Alzheimer’s disease and diabetes. The Corporation will only pursue further development of the I.E.T. program through a partnership.

Product Pipeline
Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:
Note: The Corporation is pursuing a Gastrin program with the intent to enter into multiple
Phase II clinical trials in diabetics currently taking Metformin/TZD’s or Byetta®.
Next Steps
As discussed above, the Corporation’s business model is based on finding attractive early stage technologies, targeting large market opportunities, and developing these technologies into products which can be partnered with large pharmaceutical companies.
The results from the multiple Phase I studies with ELND-005/AZD-103 showed that the drug candidate was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008.

In July 2006, Novo Nordisk and the Corporation signed an amendment agreement to the Licensing Agreement pursuant to which Novo Nordisk retained exclusive worldwide rights to the E1-I.N.T. program and the Corporation regained exclusive rights to all other I.N.T. programs including GLP1-I.N.T. The data from the exploratory Phase IIa clinical trials of E1-I.N.T. have been delivered to Novo Nordisk. Upon their review of this data, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.TM. Following such a decision, Transition will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.TM clinical development costs since August 2004.
For the GLP1-I.N.T. program and other gastrin based programs, the Corporation has completed additional preclinical studies and plans to perform an additional safety and tolerability Phase I clinical study in preparation for Phase II studies in type 1 and type 2 diabetes patients. The Corporation is planning Phase II clinical studies evaluating G1 alone and a G1 and exendin-4 combination. The fact that an exendin-4 agent, exenatide, is already a FDA approved product should facilitate the clinical development of the GLP1- I.N.T.TM therapy. The Corporation will also seek partnerships to assist in the funding of these clinical trials and the commercialization of G1 alone and GLP1- I.N.T.TM products.
Regulatory Approval Process for Therapeutic Drugs
The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.
In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:
Pre-Clinical Studies: Pre-clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a CTA in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.
Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.
Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.
Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.
Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial. In Canada and the United States, for example, a CTA or IND must be submitted to Health Canada or the FDA, respectively, prior to conducting any clinical trial. After all three phases of clinical trials have been completed, the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.
In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight. The Corporation’s products are at various stages within the regulatory process. E1-I.N.T.TM has completed two Phase I clinical trials in the United Kingdom and an exploratory Phase IIa clinical trial in patients with type 1 and type 2 diabetes in the United States, respectively. ELND-005/AZD-103 has completed multiple Phase I clinical studies in the United States and Canada.
Manufacturing
The Corporation relies on third party manufacturers to supply all of its drug substances, namely the biological entities that comprise I.N.T.TM, ELND-005/AZD-103, and the finished dosage form for its pre-clinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risks and Uncertainties”.
The pre-clinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

For ELND-005/AZD-103, the active pharmaceutical ingredient is produced for the Corporation by Albany Molecular Research Inc. based in the state of New York. The final drug product is encapsulated by a third party contract manufacturer for clinical use.
For the E1-I.N.T.TM product, the active ingredient for E1 has been manufactured for the Corporation by Cambrex Bio Science Baltimore, Inc. The active ingredient for G1 was produced for the Corporation by Bachem Inc. of California and Polypeptide Laboratories A/S of Denmark. The final drug products for both E1 and G1 were formulated and aseptically filled at a third party sterile fill contract manufacturer in the United States for pre-clinical and clinical use. The GLP1- I.N.T.TM product is a combination of G1 and a GLP-1 analogue. G1 is manufactured and formulated as above. The Corporation is currently seeking a partner with a GLP-1 analogue technology and, therefore, it is currently anticipated that they will be managing the manufacturing of this component of the product.
All of the above manufacturing contracts are on a fee-for-service basis.
On October 11, 2000, the Corporation entered into a license agreement with Research Corporation Technologies, Inc. (“RCT”) of Tucson, Arizona for the use of RCT’s patented protein expression system for the production of EGF. As per the terms of the license agreement, RCT will receive royalties of 1.5% on net sales of the combination product. In addition, the Corporation has agreed to pay RCT minimum royalties of US$30,000 per year for the term of the license.
Product Marketing Strategy
The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.
Specialized Skills and Knowledge
As at September 19, 2007, the Corporation had 34 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy. However, as the Corporation further develops its products or identifies new product opportunities it will need to retain additional qualified senior officers and key personnel. The Corporation’s success will be dependent to a large degree on its ability to retain the services of its existing senior officers and to retain additional qualified personnel in the future.
The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions
There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for each therapeutic area in which the Corporation is currently focusing its efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation.
Alzheimer’s Disease
Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. An emerging class of compounds in clinical development are fibril inhibitors which seek to slow or even reverse the disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.
Diabetes
The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.
Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that require constant insulin injections and it only manages the disease, it does not offer a long-term solution.
Prevention of Type 1 Diabetes Through Immune Suppression - Type 1 diabetes is a result of immune-directed destruction of islet cells and it is therefore feasible to prevent auto-immune diabetes by immune suppression. This type of therapeutic approach requires the use of immune suppressants such as cyclosporine or anti-cytokine antibodies. There are significant risks with immune suppressants as they depress the body’s immune functions making the body more susceptible to developing other diseases.
Pancreas Transplantation - Another therapeutic approach is the transplantation of the entire pancreas. This approach has been demonstrated to return blood glucose levels to normal but is generally performed in conjunction with kidney transplantation. Prolonged immune suppression is required to prevent tissue rejection. Pancreatic transplantation can be effective at fighting the disease, however, it is very costly, invasive, limited by the number of available organs and it is accompanied by the general risks of using immune suppression.
Islet Cell Transplantation - Several companies are developing competing products that provide purified islet cells for transplantation isolated from human or pig pancreases. These methods could produce a potentially unlimited supply of islet cells for transplantation. These therapies have required immune suppression to prevent immune rejection and require invasive surgery to implant the islet cells. Islet cell transplantation can be effective at fighting the disease, however, it is very costly, invasive, and it is accompanied by the general risks of using immune suppression.
Intellectual Property
The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.
The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to more than 50 U.S. patent families and patent applications relating to its technology platforms and drug development programs, as well as equivalents for many of these patents and patent applications in other jurisdictions. To date, the Corporation possesses or exclusively licenses 41 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent law provides that the Corporation’s patents are protected for a period of 20 years after their filing dates. The Corporation holds four U.S. patents and patent applications filed prior to June 8, 1995. These patents are governed by prior U.S. law and are protected for a period of 17 years from the issue date of the patent.
Patent Protection
The Corporation’s patent portfolio provides protection for its areas of technology focus:
ELND-005/AZD-103
The Corporation acquired a number of U.S. and PCT patent applications for the ELND-005/AZD-103 technology through its acquisition of ENI. The earliest of these patent applications have now begun entering the prosecution phase in various national patent offices. This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and pre-clinical studies performed by the Corporation with its development partner, Elan.
Islet Neogenesis Therapy
The Corporation’s patent portfolio for diabetes regenerative therapies includes 16 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world. The issued patents include claims relating to compositions and methods for administering both EGF receptor ligand and gastrin receptor ligand to stimulate the neogenesis of islet cells in a diabetic patient. Additional applications are also pending in jurisdictions such as the U.S., Canada, Australia, Europe, China and Japan.
The Corporation has also filed several U.S. and PCT patent applications that should further extend its patent position in the area of islet neogenesis, including GLP1 I.N.T.TM.

The Corporation has entered into an agreement with The General Hospital Corporation of Boston, Massachusetts, and London Health Sciences Centre Research Inc. of London, Ontario whereby it has acquired licensed rights related to the I.N.T.TM technology.
Neuromedix Technology
The Corporation acquired 100% of CNS-focused Neuromedix, Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the Minozac compound and related compounds.
Other Technologies
The Corporation possesses several patent applications for other technologies that are in its product pipeline. These patent applications, in general, provide protection for both compositions of matter and methods of use.
The Corporation has entered into various agreements whereby it has acquired licensed rights to selected areas. Specifically, the Corporation has acquired worldwide licenses from Cangene, The Hospital for Sick Children and Mount Sinai Hospital.
Trademarks
The Corporation has a pending U.S. trademark application for I.N.T.™
RISKS AND UNCERTAINTIES
Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Corporation’s technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a corporation in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans. The Corporation’s products will require additional development and testing, including extensive toxicity and other clinical testing, before the Corporation will be able to apply to obtain regulatory approval to market the product commercially. To date, the Corporation has not introduced a product into the market and there is no assurance that research and development programs conducted by the Corporation will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Corporation will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Corporation’s ability to be profitable.
Financial and Human Resources
As at June 30, 2007, the Corporation had cash and cash equivalents and short term investments of $34,368,142 and working capital of $32,624,693. Subsequent to the end of fiscal 2007, the Corporation further strengthened its cash position by completing another private placement, issuing

1,736,107 Common Shares resulting in net cash proceeds of $23,976,404. The Corporation anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Corporation may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Corporation to fund its research and clinical trials, and the ability of the Corporation to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Corporation’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.
To continue the Corporation’s research and development programs and to conduct future clinical trials, the Corporation will rely upon employees, collaborators and other third party relationships. There is no assurance that the Corporation will be able to maintain or establish these relationships as required.
History of Operating Losses
Since inception, the Corporation has incurred significant losses each year and expects to incur significant operating losses as the Corporation continues product research and development and clinical trials. The Corporation will need to generate significant revenues in order to achieve and maintain profitability. There is no assurance that the Corporation will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability.
Competition
The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Corporation develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.
Patent Protection
The success of the Corporation will be, in part, dependent on obtaining and maintaining patent protection for its products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Corporation cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions.

Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Corporation cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. In addition, any patents issued to the Corporation may be challenged, invalidated or circumvented.
Pre-Clinical and Clinical Testing
The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Corporation. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Corporation’s products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products or, if commercialized, that medical professionals or patients will accept the product in lieu of existing treatments. Unsatisfactory results may cause the Corporation to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Corporation.
Regulatory Environment
Although the Corporation is in the process of developing several products, these products are subject to regulation in Canada, the United States and other countries. There is no assurance that regulatory approval will be granted for any of the Corporation’s products. The regulatory process is uncertain, costly and could cause several problems for the Corporation including, but not limited to, delays in receipt of approvals which could result in time delays in the Corporation’s programs, limitations on intended use which could result in smaller markets for the Corporation’s products and failure to obtain necessary approvals, which could force the Corporation to cease development of one or more of its products. There is no assurance that the Corporation will remain in compliance with regulatory requirements at all times, although it undertakes various control mechanisms on a continuous basis to minimize the risk.
Potential Product Liability
The Corporation may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available on commercially reasonable terms.
Product liability claims might also exceed the amounts, or fall outside, of such coverage. Claims against the Corporation, regardless of their merit or potential outcome, may also have a material adverse effect on the Corporation’s ability to obtain physician endorsement of its products or expand its business.
In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Corporation or potential distributors of the

Corporation’s products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Corporation.
Volatility of Share Price
The market prices for securities of pharmaceutical companies, including those of the Corporation, have been historically volatile. Future announcements concerning the Corporation or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation, cash flow and public concern as to the safety of the Corporation’s products, may have a significant impact on the market price of the Corporation’s Common Shares.
Dependence on Third Parties
The Corporation is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Corporation can obtain such materials and services.
Technologies May Become Obsolete
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s technologies obsolete, less competitive or less marketable. The process of developing the Corporation’s technologies and products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation’s failure to develop new and existing technologies and products and the obsolescence of existing technologies could adversely affect its business.
Other Risks
The Corporation is exposed to market risks related to volatility in interest rates for the Corporation’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. The Corporation invests its cash in certain investment vehicles that provide a low risk rate of interest. If interest rates change, the interest earned by the Corporation as income will be affected. In addition, the Corporation’s share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Corporation’s business and in the biotechnology industry in general. The expectations of the Corporation made by securities analysts could also have a significant impact on the trading price of the Corporation’s shares.
DIVIDENDS
The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of the Corporation as are available for distribution upon the liquidation, dissolution or winding-up of the Corporation.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and as of August 20, 2007 on the NASDAQ Capital Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX on a monthly basis for the period from July 1, 2006 to September 18, 2007 as follows:

	High	Low	Close	Volume	Number of trades
Month	$	$	$	#	#
September 1 to 18, 2007	14.40	13.00	13.58	183,216	1,198
August, 2007	15.48	11.50	14.40	728,330	2,873
July, 2007	16.60 *	1.60	13.93 *	2,181,241	2,820
June, 2007	1.80	1.50	1.73	9,494,912	3,988
May, 2007	1.96	1.41	1.59	13,796,601	4,962
April, 2007	2.01	1.56	1.78	11,941,033	3,778
March, 2007	2.14	1.27	1.60	12,026,448	4,583
February, 2007	2.38	1.75	2.14	21,720,741	5,656
January, 2007	1.85	1.37	1.80	12,093,800	3,552
December, 2006	1.79	1.25	1.55	19,299,186	6,060
November, 2006	1.39	0.82	1.38	29,669,711	4,774
October, 2006	1.09	0.75	0.99	12,233,543	2,790
September, 2006	0.88	0.52	0.85	9,341,251	1,631
August, 2006	0.60	0.45	0.57	3,282,438	454
July, 2006	0.55	0.42	0.54	1,734,535	432
*Please note that on July 9, 2007, the Corporation effected a share consolidation on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares. Share prices and volumes in the above table, prior to July 9, 2007 have not been adjusted to reflect the share consolidation. The share consolidation was effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price.

ESCROWED SECURITIES
The following securities of the Corporation are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

	Number of Securities
Designation of Class	Held in Escrow	Percentage of Class
Common Shares	79,908 (1)	0.003%
Notes:
(1)	7,542 of these Common Shares can no longer be earned and 72,366 Common Shares are being held in escrow, pending the achievement of specified milestones.
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 19, 2007:

Name and Province/State	Position(s) Held with	Principal Occupations within	Director
and Country of Residence	the Corporation	the five preceding years	Since(4)

Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Dr. Aleksandra Pastrak Ontario, Canada	VP, Research	VP, Research of the Corporation since May 2005; prior thereto, Director of Research and Development of the Corporation.	N/A

Elie Farah(5) Ontario, Canada	Chief Financial Officer and VP, Corporate Development	Chief Financial Officer and VP, Corporate Development of the Corporation since May 2005; prior thereto, Managing Director of Rathlin Capital, an M&A advisory firm, from July 2003 to April 2005; VP Corporate Development of Pangeo Pharma Inc., a publicly traded pharmaceutical company, from April 2003 to June 2003; Director of M&A of Boehringer Ingelheim GmbH, a German based pharmaceutical company, from October 1999 to March 2003.	N/A

Name and Province/State	Position(s) Held with	Principal Occupations within	Director
and Country of Residence	the Corporation	the five preceding years	Since(4)

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Mr. Michael Ashton(2)(3) London, England United Kingdom	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002

Mr. Paul Baehr(1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Christopher Henley(1)(3) Ontario, Canada	Director	President of Henley Capital Corporation, a limited market dealer.	October 2000

Dr. Gary W. Pace(1)(2)(3) Massachusetts, USA	Lead Director	Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002; prior thereto Chairman and Chief Executive Officer of Waratah from June 2000 to January 2002.	January 2002
Notes:
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders (the “Meeting”) which is scheduled for December 6, 2007. It is anticipated that each current director will be nominated by management for re-appointment at the Meeting.

(5)	Mr. Farah joined Pangeo Pharma Inc. (“Pangeo”) on April 1, 2003 to assist with corporate restructuring. On July 10, 2003, Pangeo filed for protection from its creditors under The Companies’ Creditors Arrangement Act (“CCAA”).

Securities Holdings
As of the date of this Annual Information Form, the directors and officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or discretion over 976,066 Common Shares, which represents 4.3% of the issued and outstanding Common Shares.

AUDIT COMMITTEE
Audit Committee Charter
The charter of the Corporation’s audit committee is attached as Appendix A.
Composition of the Audit Committee
The Corporation’s audit committee is composed of Mr. Christopher Henley (chair), Mr. Paul Baehr and Dr. Gary Pace, each of whom is independent and financially literate.
Relevant Education and Experience
Mr. Christopher Henley (Chair):
Mr. Henley has a B.A. from Memorial University and an M.B.A from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, a limited market dealer specializing in mergers and acquisitions, financing and advisory services to companies covering the full spectrum of high technology and emerging companies. Previously, Mr. Henley was the head of investment banking at a then private investment dealer in Toronto and ran the High Technology and Communications practice at what was then Canada’s largest independent employee-owned investment dealer. He has been an investment banker for over 20 years and sits on a number of public and private boards of directors. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley is a registered adviser with the Ontario Securities Commission and was previously a member of the board and audit committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public-partnership, developed Highway 407 in Toronto, Ontario, the first all-electric toll highway in the world.
Mr. Paul Baehr:
Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on boards of directors of three public companies, including the Corporation.
Dr. Gary Pace:
Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology. Dr. Pace is a Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007, prior thereto, co-founder, Chairman and Chief Executive Officer of QRxPharma. Previously, Dr. Pace was Chairman and Chief Executive Officer of Waratah and prior thereto President and Chief Executive Officer of RTP Pharma Inc. Dr. Pace currently sits on boards of directors for four public companies, including the Corporation.

Pre-Approval Policies and Procedures
The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.
Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.
External Auditor Service Fees
The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, PricewaterhouseCoopers LLP:

	During the Year Ended	During the Year Ended
	June 30, 2007	June 30, 2006
	$	$
Audit Fees(1)	332,818	295,037
Audit-Related Fees	12,500	—
Tax Fees(2)	101,113	22,665
All Other Fees(3)	2,244	866
Total	448,675	318,568
Notes:
(1)	During the years ended June 30, 2007 and 2006 “Audit Fees” include fees for the annual audit, financings, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)	During the years ended June 30, 2007 and 2006 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(3)	For the years ended June 30, 2007 and 2006, the category “All Other Fees” includes a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

TRANSFER AGENTS AND REGISTRAR
The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. The registration facilities are maintained in Toronto, Ontario. The co-agent responsible for the United States is Computershare Trust Company, NA, whose registration facilities are maintained in Golden, Colorado.
MATERIAL CONTRACTS
The Corporation has entered into the following material contracts, which were not in the ordinary course of business:
On September 27, 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND-005/AZD-103. Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.
In August 2004, the Corporation entered into the Licensing Agreement with Novo Nordisk to develop its I.N.T.TM technology for the treatment of diabetes. Details of the terms of the Licensing Agreement and the subsequent July 2006 amendment are discussed above under the heading, “General Development of the Business”.
INTERESTS OF EXPERTS
The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated September 11, 2007 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended June 30, 2007 and 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.
Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 7, 2006.

Additional financial information may be found in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended June 30, 2007 which can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

TECHNICAL GLOSSARY
The following terms have the meanings specified below:
“auto-immune disease” means a condition in which the immune system mistakenly attacks the body’s own organs and tissues;
“beta (or “ß”) islet cells” means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;
“cancer” means a disease in which abnormal cells divide without control;
“diabetes” means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;
“EGF” means epidermal growth factor, a peptide growth factor expressed in normal and diseased tissues that stimulates proliferation and alters cell differentiation in the pancreas and other organs;
“gastrin” means a peptide that acts as a hormone stimulating acid secretion and growth in the stomach in adults and in fetal development; gastrin stimulates proliferation and differentiation of islet precursor cells that bud from pancreatic ducts;
“glucose” means a sugar that is the principal source of energy for cells and is essential for brain function;
“Good Manufacturing Practices” or “GMP” means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;
“growth factors” means potent molecules secreted from cells into tissue fluids that stimulate the growth and differentiation of cells;
“hyperglycemia” means high levels of glucose in blood;
“hypoglycemia” means low levels of glucose in blood;
“immune suppression” means a therapy used in transplantation procedures to prevent rejection of the transplanted tissue;
“in vivo” means in the living body;
“insulin” means a peptide hormone secreted from pancreatic - cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;
“I.N.T.™” means islet neogenesis therapy, a novel therapy for the treatment of diabetes based on the systemic administration of growth factors to stimulate islet neogenesis;

“islet cells” contain the beta cells and in the context of this document the terms are used synonymously;
“islet neogenesis” means the formation of new islet cells by the proliferation and differentiation of islet precursors budding from pancreatic ducts;
“multiple sclerosis” or “MS” means an auto-immune disease characterized by an immune attack on myelin;
“myelin” means a layer made of protein and lipids (i.e. fatty substances) that forms a sheath around nerves and speeds the transmission of impulses along nerve cells;
“pancreas” means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;
“Patent Cooperation Treaty” or “PCT” means an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries;
“peptide” means a molecule made up of a number of amino acids linked together;
“stem cells” means undifferentiated cells that both divide and give rise to daughter cells that proliferate and differentiate into more specialized cell types;
“Type 1 diabetes” means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body’s own immune system; and
“Type 2 diabetes” means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

APPENDIX A
AUDIT COMMITTEE CHARTER
Policy Statement
It is the policy of Transition Therapeutics Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”), composed entirely of independent directors, to assist the Board of Directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.
Composition of the Committee
1.	The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2.	Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3.	Each member of the Audit Committee shall be “financially literate”. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4.	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5.	The Chief Executive Officer of the Corporation (the “CEO”) and the Chairman of the Board shall be ex officio members of the Audit Committee.
Meetings of the Committee
1.	The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2.	The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation’s By-laws.

3.	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.	Notice of a meeting of the Audit Committee shall:
(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least five business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.
5.	A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6.	A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7.	In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8.	The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9.	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.
Duties and Responsibilities of the Committee
1.	The Audit Committee’s primary duties and responsibilities are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f)	provide an avenue of communication among the external auditors, management and the Board;

(g)	ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective “whistle blowing” procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

(h)	ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.
2.	The Audit Committee shall have the authority to:
(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(e)	provide for the compensation of a “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) serving as the Corporation’s independent auditor.
3.	The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.	The Audit Committee shall:
(a)	review the audit plan with the Corporation’s external auditors and with management;

(b)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f)	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(h)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(j)	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(k)	ensure the receipt of, and evaluate the written disclosures and the letter that the external auditor submits to the Audit Committee regarding the auditor’s independence in accordance with Independence Standards Board Standard No. 1, discuss such reports with the external auditor, oversee the independence of the external auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation; and

(l)	review and oversee procedures designed to identify “related party” transactions that are material to the Corporation’s consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by regulatory authorities, including the U.S. Securities and Exchange Commission. The Audit Committee shall approve any such “related party” transactions.
5.	The Audit Committee shall:
(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)	pre-approve all audit, audit related, and non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities;

(d)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

(e)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.
6.	The Audit Committee shall:
(a)	review with management at least annually, the financing strategy and plans of the Corporation; and

(b)	review all securities offering documents (including documents incorporated therein by reference) of the Corporation.
7.	The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8.	The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9.	The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10.	The Audit Committee shall periodically review with management the need for an internal audit function.

11.	The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:
(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.
12.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13.	The Audit Committee shall review with the Corporation’s legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements, and any enquiries received from regulators, or government agencies.

14.	The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:
(a)	accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
16.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee’s duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation’s business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.